UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

TRITON EMISSION SOLUTIONS INC.
(formerly Poly Shield Technologies Inc.)

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89678J 102

 (CUSIP Number)

RASMUS NORLING
2067 Calle Espana, Apt. 2
San Juan, Puerto Rico 09011
(800) 648-4287

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678J 102

1.	Names of Reporting Person: PAER TOMAS RASMUS NORLING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

6.	Citizenship or Place of Organization:	Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	30,350,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	30,350,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,350,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	30.9%

14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 89678J 102

This Schedule 13D/A (Amendment No. 7) is being filed by PAER TOMAS RASMUS (RASMUS) NORLING (the “Reporting Person”) relating to shares of Common Stock, par value $0.001 per share, of TRITON EMISSION SOLUTIONS INC. (formerly Poly Shield Technologies Inc.) (the “Issuer”) having its principal executive offices located at 151 San Francisco St., Suite 201, San Juan, PR 00901.

This Schedule 13D/A (Amendment No. 7) amends and supplements the Schedule 13D of the Reporting Person filed with the Securities and Exchange Commission on March 5, 2013, and as amended March 19, 2014, June 5, 2014, June 27, 2014, August 7, 2014, November 7, 2014, and January 13, 2015.  Except as specifically amended hereby and as previously amended by the Reporting Person, the disclosure set forth in the Schedule 13D of the Reporting Person shall remain unchanged.

ITEM 4.          PURPOSE OF TRANSACTION.

The Reporting Person acquired the Common Stock for investment purposes.

On July 28, 2014, the Reporting Person entered into a letter agreement with KF Business Ventures, LP (“KFBV”) whereby KFBV agreed to purchase an aggregate of 8,000,000 shares of Common Stock from the Reporting Person at a price of $0.50 per share.  Robert C. Kopple, Chairman of the Issuer’s Board of Directors, is the principal of KFBV. Closing of the sale to KFBV was originally scheduled to occur in two installments.  On November 3, 2014, the Reporting Person and KFBV amended the letter agreement to change the closing arrangements to occur over three installments.  The first installment of 4,000,000 shares was sold to KFBV on August 4, 2014.  The second installment of 2,000,000 shares was sold to KFBV on November 4, 2014.  The last installment of 2,000,000 shares was sold to KFBV on February 2, 2015.

As of the date hereof, except as specifically disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

CUSIP No. 89678J 102

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	30,350,000 Shares of Common Stock (direct)(2)	30.9%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Schedule 13D Statement. As of February 2, 2015, there were 88,095,005 shares of Common Stock issued and outstanding.

(2)	Includes warrants to acquire 10,000,000 shares of Common Stock at an exercise price of $1.00 per share until March 7, 2017.
(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Amendment No. 7 to the Reporting Person’s Information Statement on Schedule 13D/A, except for the following privately negotiated transactions whereby the Reporting Person disposed of an aggregate of 24,350,000 shares of the Company's common stock:

Date of Sale	Shares Disposed of	Price per Share
December 31, 2014	20,350,000	$0.21
December 31, 2014	1,000,000	$0.21
December 31, 2014	1,000,000	$0.21
February 2, 2015	2,000,000	$0.50

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 89678J 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2015
Date
/s/ Rasmus Norling
Signature
PAER TOMAS RASMUS (RASMUS) NORLING
Name/Title